Exhibit 99.1

MOGU Announces Unaudited Financial Results for the Six Months Ended September 30, 2025

HANGZHOU, China, January 29, 2026 /BUSINESS WIRE/ -- MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the six months ended September 30, 2025.

Mr. Fan Yiming, Chief Executive Officer of MOGU, commented, “in the first half of the fiscal year 2026, we enhanced our live-streaming programs, refined product planning, and implemented tailored sales incentive strategies for the promotion by our key opinion leaders (KOLs). These initiatives drove significant year-over-year improvements in both live-streaming hours and product conversion rates among our KOLs, resulting in a strong sales performance. During this period, our gross merchandise value (GMV) increased by 24% year-over-year, while total revenue grew by 11%. At the same time, our MCN operations on external platforms continued to stabilize. We have signed over 60 fashion KOLs across various social e-commerce platforms, with sales consistently ranking among the top three for live-streaming agencies on various platforms. Additionally, our core platform and MCN operations are now demonstrating clear supply chain synergies.”

“During the first half of fiscal year of 2026, our total revenues increased by 11.0% year-over-year to RMB68.7 million for the same period of the 2025 fiscal year. The loss from operations was RMB32.0 million, compared to RMB41.4 million for the same period of the 2025 fiscal year. Over the past six months and into the foreseeable future, we will remain focused on cost reduction and efficiency enhancements, while actively looking for new revenue growth opportunities.” added Ms. Qi Feng, the Financial Controller.

Highlights For the Six Months Ended September 30, 2025

•
Total revenues for the six months ended September 30, 2025 increase by 11.0% to RMB68.7 million (US$9.6 million1) from RMB61.9 million during the same period of the 2025 fiscal year.
•
Live video broadcast (“LVB”) associated GMV for the six months ended September 30, 2025 increased by 24.3% period-over-period to RMB1,734 million (US$243.6 million).
•
GMV for the six months ended September 30, 2025 was RMB1,790 million (US$251.4 million), an increase of 24.1% period-over-period.

Financial Results For the Six Months Ended September 30, 2025

Total revenues for the six months ended September 30, 2025 increased by 11.0% to RMB68.7 million (US$9.6 million) from RMB61.9 million during the same period of the 2025 fiscal year.

•
Commission revenues for the six months ended September 30, 2025 decreased by 4.6% to RMB33.7 million (US$4.7 million) from RMB35.3 million in the same period of the 2025 fiscal year, primarily attributable to the heightened competitive environment.
•
Financing solutions revenues for the six months ended September 30, 2025 decreased by 8.0% to RMB3.5 million (US$0.5 million) from RMB3.8 million in the same period of the 2025 fiscal year. The decrease was primarily due to the decrease in the service fee of loans to users along with the decrease in loan receivables balance.
•
Technology service revenues for the six months ended September 30,2025 increased by 13.1% to RMB23.4 million (US$3.3 million) from RMB20.7 million in the same period of the 2025 fiscal year, primarily attributable to an increase in software development service revenue.

1 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025, which was RMB7.1190 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

•
Other revenues for the six months ended September 30, 2025 increased by 299.2% to RMB8.1 million (US$1.1 million) from RMB2.0 million in the same period of the 2025 fiscal year, primarily attributable to an increase in service revenue from providing advertising and promotion services through KOLs to brands, online retailers and other merchants on the social media platforms.

Cost of revenues for the six months ended September 30, 2025 increased by 9.7% to RMB43.4 million (US$6.1 million) from RMB39.6 million in the same period of the 2025 fiscal year, primarily due to an increase in payroll cost of RMB1.7 million and an increase in other operating expense of RMB1.1 million, in line with the increase in revenue.

Sales and marketing expenses for the six months ended September 30, 2025 decreased by 23.7% to RMB20.1 million (US$2.8 million) from RMB26.4 million in the same period of the 2025 fiscal year, primarily due to a decrease in user acquisition expense of RMB3.4 million and user incentives expenses of RMB1.9 million.

Research and development expenses for the six months ended September 30, 2025 increased by 39.7% to RMB17.2 million (US$2.4 million) from RMB12.3 million in the same period of the 2025 fiscal year, primarily due to an increase in payroll cost of RMB4.5 million, for research and development effort in innovation areas.

General and administrative expenses for the six months ended September 30, 2025 decreased by 10.5% to RMB24.3 million (US$3.4 million) from RMB27.1 million in the same period of the 2025 fiscal year, primarily due to a decrease in other expenses of RMB2.4 million.

Loss from operations for the six months ended September 30, 2025 was RMB32.0 million (US$4.5 million), compared to the loss from operations of RMB41.4 million in the same period of the 2025 fiscal year.

Gain on deconsolidation of a subsidiary for the six months ended September 30, 2025 was RMB36.9 million (US$5.2 million). In August, 2025, Hangzhou Ruisha Technology Co. Ltd. (“Ruisha Technology”) repurchased its shares from the Company, resulting the Company’s share interest in Ruisha Technology decreased from 59.6% to 48.2%. The Company deconsolidated Ruisha Technology since August 31, 2025 and recorded gain on deconsolidation of a subsidiary on the deconsolidation date.

Net income attributable to MOGU Inc. for the six months ended September 30, 2025 was RMB50.5 million (US$7.1million), compared to the net loss attributable to MOGU Inc. of RMB24.1 million in the same period of the 2025 fiscal year.

Adjusted EBITDA2 for the six months ended September 30, 2025 was negative RMB26.6 million (US$3.7 million), compared to negative RMB35.0 million in the same period of the 2025 fiscal year.

Adjusted net loss3 for the six months ended September 30, 2025 was RMB33.1 million (US$4.6 million), compared to the adjusted net loss of RMB38.3 million in the same period of the 2025 fiscal year.

Basic and diluted income per ADS for the six months ended September 30, 2025 were RMB6.17 (US$0.87) and RMB5.46 (US$0.77), respectively, compared with loss per ADS of RMB2.76 and RMB2.76, respectively, in the same period of the 2025 fiscal year. One ADS represents 300 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB425.5 million (US$59.8 million) as of September 30, 2025, compared with RMB380.1 million as of March 31, 2025.

Use of Non-GAAP Financial Measures

2 Adjusted EBITDA represents net (loss)/income before (i) interest income, interest expense, gain from investments, net, gains on deconsolidation of a subsidiary, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and NonGAAP Results” at the end of this press release.

3 Adjusted net loss represents net (loss)/income excluding (i) gain from investments, net, (ii) gain on deconsolidation of a subsidiary, (iii) share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

In evaluating the business, the Company considers and uses nonGAAP measures, such as Adjusted EBITDA and Adjusted net loss as supplemental measures to review and assess operating performance. The presentation of these nonGAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net (loss)/income before interest income, interest expense, gain from investments, net, gains on deconsolidation of a subsidiary, income tax expenses, share of results of equity method investees, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net (loss)/income excluding gain from investments, net, gains on deconsolidation of a subsidiary, and share-based compensation expenses. See “Unaudited Reconciliations of GAAP and NonGAAP Results” at the end of this press release.

The Company presents these nonGAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the nonGAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are nonrecurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the nonGAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The nonGAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these nonGAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the nonGAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the nonGAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and NonGAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s ecommerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s ecommerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

Mr. Christian Arnell

Phone: +852-2117-0861

Email: christian.arnell@christensencomms.com

MOGU INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	September 30,
	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	82,021	133,702	18,781
Restricted cash	511	511	72
Short-term investments	297,571	291,280	40,916
Inventories	11	59	8
Loan receivables, net	31,108	27,939	3,925
Prepayments, receivables and other current assets	59,208	13,221	1,857
Amounts due from related parties	15,131	14,625	2,054
Total current assets	485,561	481,337	67,613
Non-current assets:
Property and equipment, net	281,277	276,976	38,907
Intangible assets, net	718	628	88
Digital assets	—	6,949	976
Right-of-use assets	941	770	108
Investments	49,971	64,234	9,023
Other non-current assets	39,759	39,758	5,585
Total non-current assets	372,666	389,315	54,687
Total assets	858,227	870,652	122,300
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,500	3,517	494
Salaries and welfare payable	7,873	3,316	468
Advances from customers	57	57	8
Taxes payable	3,144	8,392	1,179
Amounts due to related parties	3,477	3,383	475
Current portion of lease liabilities	620	344	48
Accruals and other current liabilities	301,204	292,627	41,105
Total current liabilities	320,875	311,636	43,777
Non-current liabilities:
Non-current lease liabilities	352	358	50
Total non-current liabilities	352	358	50
Total liabilities	321,227	311,994	43,827
Shareholders’ equity
Ordinary shares	181	181	25
Treasury stock	(138,269)	(138,262)	(19,422)
Statutory reserves	6,705	6,705	942
Additional paid-in capital	9,490,093	9,490,103	1,333,067
Accumulated other comprehensive income	72,670	71,905	10,100
Accumulated deficit	(8,922,425)	(8,871,974)	(1,246,239)
Total MOGU Inc. shareholders’ equity	508,955	558,658	78,473
Non-controlling interests	28,045	—	—
Total shareholders’ equity	537,000	558,658	78,473
Total liabilities and shareholders’ equity	858,227	870,652	122,300

MOGU INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss)/income

(All amounts in thousands, except for share and per share data)

	For the six months ended
	September 30,
	2024	2025
	RMB	RMB	US$
Net revenues
Commission revenues	35,275	33,669	4,729
Financing solutions revenues	3,827	3,520	494
Technology service revenues	20,734	23,444	3,293
Other revenues	2,017	8,052	1,131
Total revenues	61,853	68,685	9,647
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(39,560)	(43,397)	(6,096)
Sales and marketing expenses	(26,362)	(20,114)	(2,825)
Research and development expenses	(12,332)	(17,226)	(2,420)
General and administrative expenses	(27,143)	(24,294)	(3,413)
Amortization of intangible assets	(75)	(88)	(12)
Other income, net	2,172	4,446	625
Loss from operations	(41,447)	(31,988)	(4,494)
Interest income	3,120	1,691	238
Interest expense	—	(11)	(2)
Gain from investments, net	16,468	48,002	6,743
Gain on deconsolidation of a subsidiary	—	36,909	5,185
(Loss)/income before income tax and share of results of equity investees	(21,859)	54,603	7,670
Income tax expenses	(7)	(4,129)	(580)
Share of results of equity method investees	(700)	1,356	190
Net (loss)/income	(22,566)	51,830	7,280
Net income attributable to non-controlling interests	1,563	1,379	194
Net (loss)/income attributable to MOGU Inc.	(24,129)	50,451	7,086
Net (loss)/income	(22,566)	51,830	7,280
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(1,231)	(765)	(107)
Unrealized securities holding losses, net of tax	(16,252)	—	—
Total comprehensive (loss)/income	(40,049)	51,065	7,173
Total comprehensive income attributable to non-controlling interests	1,563	1,379	194
Total comprehensive (loss)/income attributable to MOGU Inc.	(41,612)	49,686	6,979
Net (loss)/income per share attributable to ordinary shareholders
Basic	(0.01)	0.02	0.00
Diluted	(0.01)	0.02	0.00
Net (loss)/income per ADS
Basic	(2.76)	6.17	0.87
Diluted	(2.76)	5.46	0.77
Weighted average number of shares used in computing net loss per share
Basic	2,620,311,457	2,452,248,054	2,452,248,054
Diluted	2,620,311,457	2,769,549,791	2,769,549,791
Share-based compensation expenses included in:
Cost of revenues	34	1	0
General and administrative expenses	604	3	0
Sales and marketing expenses	14	1	0
Research and development expenses	88	5	1

MOGU INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the six months ended
	September 30,
	2024	2025
	RMB	RMB	US$
Net cash used in operating activities	(28,953)	(38,769)	(5,446)
Net cash (used in)/provided by investing activities	(244,012)	90,525	12,716
Net cash (used in)/provided by financing activities	(822)	7	1
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(644)	(82)	(11)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(274,431)	51,681	7,260
Cash and cash equivalents and restricted cash at beginning of period	359,298	82,532	11,593
Cash and cash equivalents and restricted cash at end of period	84,867	134,213	18,853

MOGU INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the six months ended
		September 30,
		2024	2025
		RMB	RMB	US$
	Net (loss)/income	(22,566)	51,830	7,280
Add:	Interest expense	—	11	2
Add:	Income tax expenses	7	4,129	580
Less:	Interest income	(3,120)	(1,691)	(238)
Add:	Amortization of intangible assets	75	88	12
Add:	Depreciation of property and equipment	5,636	5,259	739
	EBITDA	(19,968)	59,626	8,375
Add:	Share-based compensation expenses	740	10	1
Add:	Share of results of equity method investees	700	(1,356)	(190)
Less:	Gain from investments, net	(16,468)	(48,002)	(6,743)
Less:	Gain on deconsolidation of a subsidiary	—	(36,909)	(5,185)
	Adjusted EBITDA	(34,996)	(26,631)	(3,742)
	Net (loss)/income	(22,566)	51,830	7,280
Less:	Gain from investments, net	(16,468)	(48,002)	(6,743)
Less:	Gain on deconsolidation of a subsidiary	—	(36,909)	(5,185)
Add:	Share-based compensation expenses	740	10	1
	Adjusted net loss	(38,294)	(33,071)	(4,647)